Amrize Ltd
Grafenauweg 8
6300 Zug, Switzerland

May 21, 2025

VIA EDGAR

Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	SiSi Cheng
Claire Erlanger
Jay Ingram
Thomas Jones

Re:	Amrize Ltd
Amendment No. 1 to Registration Statement on Form 10-12B
Filed May 7, 2025
File No. 001-42542

Ladies and Gentlemen:

Amrize Ltd (the “Company”) hereby provides the response below to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated May 19, 2025 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form 10-12B (the “Registration Statement”).

The heading and paragraph number in this letter correspond to the heading and paragraph number contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below, with the page number reference therein corresponding to the page number in Amendment No. 1. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
May 21, 2025

Amendment No. 1 to Registration Statement on Form 10-12B Filed May 7, 2025

Exhibits

1.	Please tell us why you have not filed as exhibits the Framework Supply Agreement and the Manufacturing and Purchase Agreement mentioned on page 182.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Framework Supply Agreement and the Manufacturing and Purchase Agreement are not material to the Company and the Company does not believe such agreements are required to be filed under Item 601(b)(10) of Regulation S-K.

Framework Supply Agreement

The Framework Supply Agreement will govern the relationship between the Company and Holcim pursuant to which the Company may purchase Holcim’s cement exports to the United States on an arm’s length basis and on market terms. The purpose of the Framework Supply Agreement is simply to provide the Company with an alternative supply of cementitious products in the event that the Company is unable to satisfy demand for cementitious products from its own production facilities. If the Framework Supply Agreement were terminated, the Company believes that it would have reasonable access to purchase cementitious products on similar terms from alternative sources, and that it would not be at a risk of inadequate supply of a key input. Accordingly, the Company believes that the Framework Supply Agreement is immaterial in significance.

The Company also believes that the Framework Supply Agreement is immaterial in amount. The Company expects the purchases of cement products from Holcim under the Framework Supply Agreement to annually result in approximately $92.6 million of expenses for the Company and approximately $92.6 million of revenue for Holcim, which represents approximately 1% of the $8.6 billion cost of revenues (i.e., expenses) incurred by the Company during the year ended December 31, 2024. Given that the purpose of the Framework Supply Agreement is to provide the Company with a supply of cementitious products in order to satisfy demand from the Company’s customers, any expenses incurred by the Company pursuant to the Framework Supply Agreement are expected to be offset by revenue from such third-party customers.

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
May 21, 2025

Manufacturing and Purchase Agreement

The Manufacturing and Purchase Agreement will govern the relationship between the Company and Holcim pursuant to which the Company will manufacture and sell to Holcim certain products related to the Company’s portfolio of residential and commercial building performance solutions — including roofing, wall and lining products — on an arm’s length basis and on market terms. The purpose of the Manufacturing and Purchase Agreement is to provide Holcim with the ability to purchase from the Company, and sell to its customers, certain products that will be manufactured only by the Company following the Spin-off. If the Manufacturing and Purchase Agreement were terminated, Holcim would be unable to offer these products to its customers (who are outside of the United States and Canada), but the Company would either sell these products to these customers outside of the United States and Canada on a direct basis or offset the lost revenue by repurposing a portion of its manufacturing capabilities. Accordingly, the Company believes that the Manufacturing and Purchase Agreement is immaterial in significance.

The Company also believes that the Manufacturing and Purchase Agreement is immaterial in amount. The Company expects the Manufacturing and Purchase Agreement to result in revenue from Holcim of approximately $71.5 million per year, which represents less than 1% of the $11.7 billion of revenue generated by the Company during the year ended December 31, 2024.

***

Summaries of both the Framework Supply Agreement and the Manufacturing and Purchase Agreement were included in Amendment No. 1 in order to provide full disclosure of all relationships between the Company and Holcim. However, at the time each agreement becomes effective, Holcim will not be a security holder of the Company and the only relationships between Holcim and the Company will be those described in the Registration Statement.

***

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
May 21, 2025

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-3743 or brandon.vandyke@skadden.com.

Very truly yours,

/s/ Brandon Van Dyke
Brandon Van Dyke

cc:	David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Samuel Cammer, Skadden, Arps, Slate, Meagher & Flom LLP
Jeremy Winter, Skadden, Arps, Slate, Meagher & Flom LLP
Urs Kägi, Bär & Karrer AG
Lukas Studer, Director, Amrize Ltd